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Austin Gold Reports Results of CSAMT Survey and Advances Drill Targeting at Stockade Mountain

Highlights

  Interpretation of the Controlled Source Audio-Frequency Magnetotellurics ("CSAMT") survey completed in late 2025 has been finalized.
  The known Opal Hill / Number 9 Vein gold-bearing stockwork system is associated with a prominent resistivity high, supporting the effectiveness of the CSAMT method at Stockade Mountain.
  Multiple additional resistivity highs and structural contrast zones have been identified and are being evaluated as potential drill targets.
  Austin has received authorization from the Oregon Water Resources Department to drill a water well to support future exploration drilling activities.
  The Company has terminated its interest in the Kelly Creek Project in Nevada and will focus its efforts on its core exploration assets.

VANCOUVER, BC - June 2, 2026 - Austin Gold Corp. (NYSE American: AUST) ("Austin" or the "Company") is pleased to provide an update on exploration activities at its Stockade Mountain Project in Malheur County, Oregon.

Robert Hatch, VP Exploration of Austin Gold, commented:

"The CSAMT survey has significantly improved our understanding of the subsurface geology at Stockade Mountain. Importantly, the survey successfully identified the known Opal Hill / Number 9 Vein mineralized system as a prominent resistivity feature. The presence of additional resistivity highs and structural contrast zones elsewhere on the property provides several compelling targets for further evaluation and potential drilling. We believe these results represent an important step toward unlocking the broader potential of the Stockade Mountain Project. We have also streamlined our project portfolio through the termination of our interest in Kelly Creek, allowing management to focus on projects that best align with Austin's exploration objectives."

Stockade Mountain Project Update

As previously reported, a Controlled Source Audio-Frequency Magnetotellurics (CSAMT) survey was conducted by Zonge International during November and December 2025 at the Company's Stockade Mountain Project in Malheur County, Oregon. Stockade Mountain hosts a low-sulfidation epithermal gold system in a geological setting similar to the nearby Grassy Mountain gold deposit.

The survey comprised 17 lines totaling approximately 40.8 line-kilometres. Individual survey lines were approximately 2.4 kilometres in length and spaced 200 metres apart. The lines were oriented northeast-southwest, approximately perpendicular to the interpreted orientation of the hydrothermal system and major structural controls.

CSAMT is a geophysical method used to map variations in subsurface electrical resistivity. In epithermal gold systems such as Stockade Mountain, resistivity contrasts may reflect variations in alteration, lithology, structure, and fluid pathways. Zones of elevated resistivity may be associated with silicification or competent volcanic units, while lower resistivity responses may reflect clay alteration, porous sedimentary rocks, or water-saturated volcanic units.

Interpretation of the two-dimensional inversion sections and plan-view resistivity maps indicates considerable geological complexity beneath the project area. The known Opal Hill / Number 9 Vein stockwork mineralization is associated with a prominent resistivity high. Additional resistivity highs and significant resistivity contrast zones have been identified elsewhere within the survey area and may represent prospective structural or lithological targets for future exploration.

Several of the newly identified targets exhibit characteristics similar to the geophysical response associated with known mineralization at the Opal Hill / Number 9 Vein target area. These targets, together with major structural contrast zones identified by the survey, are being incorporated into the Company's ongoing geological interpretation and target-ranking process.

The Company believes the CSAMT survey has improved its understanding of the subsurface geology and will assist in refining future drill targeting.

Image 1: CSAMT resistivity interpretation showing the Opal Hill / Number 9 Vein target area and selected resistivity anomalies identified for follow-up evaluation

Water Supply Well

The Company has received authorization from the Oregon Water Resources Department to drill a water well intended to supply water for future exploration drilling programs. Drilling of the well is expected to commence when a suitable contractor becomes available.

Kelly Creek Project

Effective June 1, 2026, the Company terminated its interest in the Exploration and Option to Enter Joint Venture Agreement, as amended, for the Kelly Creek Project in Humboldt County, Nevada.

Following a review of the Company's exploration portfolio and strategic priorities, management determined that the Kelly Creek Project no longer aligns with the Company's exploration objectives. The Company will continue to focus its technical and financial resources on advancing its remaining exploration projects.

Qualified Person

Robert M. Hatch, the Qualified Person for Austin Gold as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical information contained in this news release.

About Austin Gold Corp.

Austin is a gold exploration company focused on making district-scale gold discoveries in the southwestern United States.

The Company's Stockade Mountain Project in Malheur County, Oregon, consists of approximately 10.5 square miles (27.2 km²) of unpatented mining claims situated within a geological setting similar to the nearby Grassy Mountain gold deposit.

For further information, please contact:

Darcy A. Higgs
Vice President, Business Development

Tel: 604-644-6580
Email: info@austin.gold
Website: www.austin.gold

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include, but are not limited to, statements regarding the Company's exploration plans, interpretation of geophysical data, future drilling activities, timing of water well construction, advancement of the Stockade Mountain Project, and other future events or expectations. Forward-looking statements are subject to various risks, uncertainties, and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Readers are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statements except as required by applicable law.